James Moloney Direct: +1 949.451.4343 Fax: +1 949.475.4756 JMoloney@gibsondunn.com
MAY 21, 2013
Client: 90531-00003

VIA EMAIL AND EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3628

Re:	sTec, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 6, 2013

File No. 000-31623

Dear Mr. Panos:

On behalf of our client, sTec, Inc. (“sTec”), set forth below are sTec’s responses to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the comment letter dated May 14, 2013 (the “Comment Letter”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Schedule 14A”). For your convenience, we have reproduced below in italic type each of the Staff’s comments and have provided sTec’s respective response immediately following each comment.

General Information

What vote is required for each item?, page 4

1.	We noticed the assertion that “[b]ecause the number of nominees timely nominated for election at the Annual Meeting exceeds the number of directors to be elected at the Annual Meeting, the election of directors at the Annual Meeting is a contested election.” Please cite to the source of legal authority that supports sTec’s definition of “contested election.” Please reconcile this definition with the definition of “Solicitation in Opposition” given in Note 3 to Rule 14a-6(a).

Mr. Nicholas P. Panos May 21, 2013 Page 2

In response to the Staff’s comment, we have revised the disclosure in the “What vote is required for each item?” section on page 4 to conform to Note 3 to Rule 14a-6(a) as follows:

“sTec has also received notice from the Balch-Potomac Entities that they intend to nominate the Balch-Potomac Nominees for election as directors at the Annual Meeting and solicit proxies from shareholders in support of the Balch-Potomac Nominees. Because the Balch-Potomac Entities are soliciting proxies from shareholders for the election of the Balch-Potomac Nominees, who are nominees that sTec does not support, and we are soliciting proxies in opposition, the election of directors at the Annual Meeting is a contested election. The Balch-Potomac Nominees are not endorsed by our Board.”

Who pays for this proxy solicitation and what is the method of solicitation?, page 5

2.	Please expand the disclosure to state all material features of the agreement with MacKenzie Partners. Refer to Item 4(b)(3) of Schedule 14A.

In response to the Staff’s comment, we have expanded the disclosure in the “Who pays for this proxy solicitation and what is the method of solicitation?” section on page 5 as follows:

“In addition, sTec has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) to assist in connection with the solicitation of proxies from shareholders whose shares are held in nominee name by various brokerage firms. Under the agreement between the Company and MacKenzie Partners relating to the retention of MacKenzie Partners, the Company has paid MacKenzie Partners a retainer of $30,000 toward a final fee to be mutually agreed upon not to exceed $270,000, and will reimburse MacKenzie Partners for reasonable out-of-pocket expenses related to the solicitation. Our agreement with MacKenzie Partners contains customary indemnification provisions with respect to the services provided by MacKenzie Partners. MacKenzie Partners expects that approximately fifty of its employees will assist in the solicitation of proxies. We estimate the cost of this solicitation to be $[—], plus out-of-pocket costs and expenses of approximately $[—]. To date, the total expenditures incurred in connection with the solicitation amount to approximately [$60,000]. Actual expenditures may vary from this estimate, however, as many of the expenditures cannot be readily predicted.”

Mr. Nicholas P. Panos May 21, 2013 Page 3

Certain Background Information, page 6

3.	On page 7, the board expresses the belief that the loss of Messrs. Mark and Manouch Moshayedi would “potentially result in departures of many of our critical research and development engineers.” Support for opinions or beliefs should be self-evident, disclosed in your materials, or provided to the staff on a supplemental basis with a view toward disclosure. Please provide supplemental information, or further disclosure in the document as appropriate, to support this statement.

We note the Staff’s comment and respectfully submit that, based on long-standing relationships and first-hand informal discussions that Messrs. Mark Moshayedi and Manouch Moshayedi have had with various engineers and other persons employed at sTec, which discussions have been reported to the board, the board believes the loss of Messrs. Mark and Manouch Moshayedi would potentially result in significant departures of critical research and development engineers, sales and marketing, and operations personnel.

Additional language has also been included in the disclosure under the “Certain Background Information” section on page 6, as follows:

“The Board believes that the loss of these experienced leaders could deter the development and innovation of our product lines and potentially result in departures of many of our critical research and development engineers, sales and marketing, and operations personnel. This belief is based on the long-standing relationship the two founders have with certain sTec employees and engineers going back many years, as well as certain communications that management has had with various employees at the Company.”

Compensation of Non-Employee Directors

Overview, page 12

4.	The first paragraph of this section states that Mr. Manouch Moshayedi was not paid for his service as a director because he was also an employee. On September 18, 2012, however, he was no longer serving as an executive officer, and thereby appears to have become a non-employee director for part of 2012. Please advise us with respect to this apparent discrepancy, or revise your disclosure accordingly.

Since September 18, 2012, Mr. Manouch Moshayedi ceased being an executive officer of the Company. We respectfully advise the Staff that Mr. Manouch Moshayedi remains an employee of sTec, with the title Founder. In this regard, Mr. Manouch Moshayedi continues to be an employee director, and was accordingly not paid for his service as director in 2012.

Mr. Nicholas P. Panos May 21, 2013 Page 4

Additionally, we have revised Manouch Moshayedi’s biography to clarify his continuing employment at sTec under the “Election of Directors” section on page 10, as follows:

“Manouch Moshayedi, a co-founder of sTec, has served as a director since our inception in March 1990, and served as our President or Chief Executive Officer and Chairman of the Board from our inception until September 2012, and since such time has continued to serve sTec in the position of Founder.”

Item No. 2. Approval of An Amendment to sTec’s Bylaws to Increase the Minimum and Maximum Size of Our Board of Directors

Summary, page 21

5.	Please balance the disclosure in the fifth paragraph by disclosing the disadvantages of a larger board of directors.

We respectfully note that if Item No. 2 were approved by sTec shareholders, the board would be expanded from a maximum of 7 directors to a maximum of 8 directors. We believe the proposed increase in board size is beneficial for a number of reasons, including the accommodation of an additional director who can bring new and differing perspectives to the board. We believe there are no notable drawbacks or disadvantages to increasing the size of the board of directors by one individual from a maximum of 7 to a maximum of 8 directors that would merit disclosure in this regard. We would also note that Institutional Shareholder Services (“ISS”) has indicated that a range of 6 to 15 directors is considered appropriate for a board of directors of a public company, and we accordingly believe that a board composition falling well within this range has no notable drawbacks that merit additional disclosure.

Mr. Nicholas P. Panos May 21, 2013 Page 5

Item 5. Ratification of Selection of Independent Registered Public Accounting Firm, page 28

6.	Refer to the third sentence of the second paragraph. Please state whether the reports of PwC were modified as to uncertainty, in accordance with Item 304(a)(1)(ii) of Regulation S-K.

We have expanded the language in the disclosure under “Ratification of Selection of Independent Registered Public Accounting Firm” on page 28 to address the Staff’s comment, as follows:

“On September 5, 2012, PricewaterhouseCoopers LLP (“PwC”) notified sTec of its resignation as sTec’s independent registered public accounting firm, effective immediately. The decision to resign was made by PwC and, accordingly, no action was taken by our Audit Committee or Board to recommend or approve this change in accountants. The reports of PwC on the consolidated financial statements of sTec and its subsidiaries for sTec’s two most recent fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles in any respect.”

Security Ownership of Certain Beneficial Owners and Management, page 29

7.	Footnote (9) indicates that Mike Moshayedi shares, presumably with the trustee and possibly the trust, voting and dispositive power with respect to the shares. Please clarify the disclosure with respect to the shared beneficial ownership by confirming the identities of all persons who hold voting and/or dispositive power over these shares.

We respectfully advise the Staff that beneficial ownership over the shares of common stock held by the M. and P. Moshayedi Revocable Trust is shared by Mike Moshayedi with his spouse, Parto Moshayedi.

Additionally, we have revised the disclosure in “Security Ownership of Certain Beneficial Owners and Management” section on page 29 to address this comment, as follows:

“According to a Schedule 13G/A filed with the SEC on February 17, 2010 by Mike Moshayedi, Parto Moshayedi and the M. and P. Moshayedi Revocable Trust, dated 12/30/96, indicating that as of December 31, 2009, the number of shares that Mike Moshayedi beneficially owns are held by Mike Moshayedi and Parto Moshayedi, as trustees for the M. and P. Moshayedi Revocable Trust, dated 12/30/96 for the benefit of Mike Moshayedi and Parto

Mr. Nicholas P. Panos May 21, 2013 Page 6

Moshayedi’s family. Mike Moshayedi shares the voting and dispositive powers over the 3,000,050 shares held by the M. and P. Moshayedi Revocable Trust with his spouse Parto Moshayedi.”

8.	We note the phrase “may be deemed” in the footnote (11). Please revise to remove any uncertainty regarding who holds voting or investment power over the shares.

We note to the Staff that the above-referenced language in footnote (11) was taken verbatim from the Schedule 13D/A filing of Balch Hill Capital LLC and the other entities listed in such filing, which was most recently amended on May 14, 2013. We respectfully submit that we are not in a position to change this language to remove any uncertainty as to who holds the voting and/or investment power over the shares held by the filing parties. If the Staff finds the language inappropriate, the Staff may wish to issue comment(s) to the filing parties in this regard.

9.	Manouch Moshayedi, Mark Moshayedi, Mike Moshayedi and certain irrevocable trusts have not disclosed in a Schedule 13D filing or otherwise that a group has been formed with respect to their collective beneficial ownership. It has been brought to our attention, however, that representatives of sTec have asserted Manouch Moshayedi “controls 27%” of the issuer’s common stock. In view of these assertions reportedly being made by representatives and/or employees of sTec, please advise us, with a view toward revised disclosure, whether a group has been formed within the meaning of Exchange Act Section 13(d)(3) and corresponding Rule 13d-5(b)(1) of Regulation 13D-G.

We note the Staff’s comment. Messrs. Manouch, Mark, and Mike Moshayedi are brothers, and while it is possible that the brothers may have orally conveyed to others that effectively 27% of sTec’s shares are or can be expected to be voted in favor of sTec’s nominees and proposals, such expectation is not based on any agreement or understanding amongst the holders. Rather, it is the individual’s reasonable belief, based on the fact that such shares are held by members of the Moshayedi family, as well as in trusts for the benefit of Messrs. Manouch, Mark, and Mike Moshayedi’s respective families, that as a practical matter, the shares will likely be voted in support of sTec’s nominees and proposals, including the election of Messrs. Manouch and Mark Moshayedi. Accordingly, we respectfully submit that no Section 13(d) group has been formed within the meaning of Exchange Act Section 13(d)(3) because Messrs. Manouch, Mark, and Mike Moshayedi and their respective trusts have not entered into any agreements or understandings as to how the shares are to be voted. Therefore, we do not believe any amendment to their respective Schedule 13Ds is required at this time.

Mr. Nicholas P. Panos May 21, 2013 Page 7

Certain Relationships and Related Party Transactions

MDC (Leased Facilities), page 57

10.	Please compute and disclose the amount involved in the transaction in accordance with Instruction 3.a. to Item 404(a).

In response to the Staff’s comment, we have revised the disclosure in the “MDC (Leased Facilities)” section on page 57 to quantify the aggregate value of the lease transaction in question, as follows:

“The operating leases with MDC for the 24,500 and 48,600 square feet facilities expire in July 2017. The monthly base rent for each facility during 2012 was approximately $21,000 and $36,000 per month, respectively. For the remainder of the leases, base rent shall be adjusted every two years based on changes in the Consumer Price Index. For fiscal year 2012, taking into account the monthly base rent for each facility, the total lease payments amounted to approximately $683,000. In addition, as previously disclosed in sTec’s Quarterly Report on Form 10-Q for the quarter ending March 31, 2012, approximately $374,000 was reimbursed to MDC per the terms of the lease agreements for property taxes and capital improvements to the two facilities incurred over the previous four years. Taking into account both of these amounts, the total aggregate value of the lease transaction for fiscal year 2012 amounted to approximately $1,057,000.

The following table below states for fiscal year 2013 through the end of the respective lease terms, the aggregate amount of all periodic payments made or due to MDC, including any required or optional payments due during or at the conclusion of the respective leases:

Period	Approximate Aggregate Payments Made or Due(1)
Fiscal 2013	$683,000
Fiscal 2014	$683,000
Fiscal 2015	$683,000
Fiscal 2016	$683,000
January through July 2017	$399,000

(1)	Assumes no base rent adjustments based on changes in the Consumer Price Index.

Mr. Nicholas P. Panos May 21, 2013 Page 8

sTec believes these leases with MDC are on terms no less favorable to us than could be obtained from an unaffiliated third party.”

We appreciate your prompt attention to sTec’s responses to your comments. If we can be of any further assistance, or if you have any questions, please do not hesitate to call me at (949) 451-4343, or Michelle Hodges at (949) 451-3954.

Sincerely,

/s/ James Moloney

James Moloney

JJM/ydc

cc:	Gabriel Eckstein, Staff Attorney
U.S. Securities and Exchange Commission
Mark Moshayedi, President and Chief Executive Officer
sTec, Inc.
Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
David C. Lee
Gibson, Dunn & Crutcher LLP